Exhibit 99.3

Dear Team:

BASF has just announced that it has made a proposal to acquire Engelhard, a leading surface and materials science company, headquartered in Iselin, N.J. This acquisition would make BASF a leading provider in the attractive and fast-growing global catalyst business.

Below you will find the press release that was issued today that will provide you with the details.

For BASF - The Chemical Company, and in particular for us in North America, this prospective acquisition provides tremendous potential. It is part of our NAFTA Strategy 2015 in which we clearly define that we want to grow profitably in our region through acquisitions and to play an active role in the development of the North American chemical industry.

We are excited by the prospects of a successful acquisition of Engelhard and will keep you updated on our progress.

Sincerely,

Klaus Peter Löbbe

BASF MAKES AN ALL-CASH PROPOSAL TO ACQUIRE ENGELHARD Acquisition would make BASF the leading provider in the global catalyst business

January 3, 2006 — BASF Aktiengesellschaft (Frankfurt: BAS, NYSE: BF [ADR], LSE: BFA, SWX: AN), the world’s leading chemical company, today announced that it has made an all-cash proposal to acquire all outstanding shares of common stock of Engelhard Corporation (NYSE: EC), a Fortune 500 company and leading material supplier for catalysis and surface treatment technologies, for US$37.00 per share or an aggregate of US$4.9 billion. This price represents a 23% premium above the December 20, 2005 closing price of Engelhard’s stock of US$30.05 and a 30% premium over Engelhard’s 90-day average share price (Volume Weighted Average Price) of US$28.42 as of December 20, 2005. This price also represents a premium to Engelhard’s 2005 year-end closing price of US$30.15 and to the four-year-high closing price of US$32.49 achieved on July 14, 2004.

By acquiring Engelhard, BASF would become the leading provider worldwide in the dynamically growing catalyst market. “Engelhard is an excellent enhancement for BASF’s portfolio,” said Dr. Jürgen Hambrecht, Chairman of the Board of Executive Directors of BASF Aktiengesellschaft. “By combining the R&D activities of both companies, BASF would create a globally unique technology platform for catalysts and open up further growth and innovation potential.”

The proposal reflects what BASF believes is an opportunity for significant value for Engelhard’s stockholders: a robust premium over Engelhard’s current stock price; and a fully financed, all-cash transaction with no significant regulatory hurdles anticipated based on present knowledge.

“We believe that our all-cash proposal provides a compelling opportunity to achieve significant value for Engelhard’s stockholders,” said Dr. Hambrecht. “We hope that Engelhard’s Board and management will recognize this opportunity as well as the benefits for Engelhard’s employees. We look forward to continuing and strengthening business relations with Engelhard’s customers.”

BASF has made efforts to negotiate a friendly transaction with Engelhard’s Board of Directors and management. These efforts have been rebuffed. Following Engelhard’s refusal to enter into a dialogue with BASF, BASF today made its proposal public.

If you receive any inquiries involving this matter, please do not comment and direct those inquiries to Timothy Andree, NO/C, 973-245-6078.